Exhibit 99.1

ITAMAR MEDICAL REPORTS FOURTH QUARTER AND FULL YEAR 2018 FINANCIAL RESULTS WITH RECORD REVENUES

Full Year 2018 Revenues Increased 17% to $24.2 Million; WatchPAT™ Revenues Increased 24% to $22.4 Million

Fourth Quarter 2018 Revenues Increased 9% to $6.6 Million; WatchPAT Revenues Increased 19% to $6.0 Million

American Depositary Shares (ADSs) Commenced Trading on Nasdaq Under the Ticker Symbol "ITMR" on February 27, 2019

CAESAREA, Israel, March 13, 2019 -- Itamar Medical Ltd. (Nasdaq & TASE: ITMR), a company that develops, manufactures and markets non-invasive diagnostic medical devices for sleep apnea with a focus on the cardiology market, today reported its unaudited financial results for the fourth quarter and full year 2018.

“We achieved record fourth-quarter and full year 2018 revenue driven by the growing adoption among U.S. cardiologists of our WatchPAT technology,” said Gilad Glick, President and Chief Executive Officer of Itamar Medical. “We have made substantial progress advancing our strategic initiatives, including the successful listing of our ADSs on Nasdaq and closing a $14.7 million private placement. Looking ahead, we remain focused on expanding the market for WatchPAT by investing further in growing our sales and marketing presence. We believe these actions will contribute to continued growth momentum in 2019 and beyond.”

Fourth Quarter and 2018 Highlights and Recent Events

•	Revenues for the year ended December 31, 2018 increased by 16.8% to a record $24.2 million, compared with $20.7 million last year

•	WatchPAT revenues for the year ended December 31, 2018 increased by 23.6% to a record $22.4 million, compared with $18.1 million last year

•	Revenues for the fourth quarter of 2018 increased by 9.4% to a record $6.6 million, compared with $6.0 million for the same quarter last year

•	Gross profit increased 130 basis points to 77.4% of total revenues in the fourth quarter of 2018 and 50 basis points to 76.3% in the full year 2018

•	Operating loss decreased by 38.9% to $0.6 million in the fourth quarter of 2018 and by 46.6% to $3.1 million in the full year 2018; Non-IFRS operating loss decreased by 61.2% to $0.2 million in the fourth quarter of 2018 and by 58.9% to $1.5 million in the full year 2018. See “Use of Non-IFRS Measures” below

•	Completed a $14.7 million private placement in March 2019

•	ADSs commenced trading on Nasdaq under the ticker symbol "ITMR" on February 27, 2019

1

Fourth Quarter 2018 Financial Results

Revenues for the fourth quarter of 2018 increased by 9.4% to a record $6.6 million, compared to $6.0 million in the same quarter in 2017. Revenue growth was mainly due to an 18.9% increase in WatchPAT sales, the result of the successful transition from a business model based on equipment sales to one based on the sale of WatchPAT tests, called Test as a Service (“TaaS”). This change drove sales from disposables and renewable products to be approximately 65% of WatchPAT revenues in the U.S.

U.S. revenues for the fourth quarter of 2018 increased by 8.4% to a record $4.6 million, compared to $4.2 million in the same quarter in 2017.

Gross profit for the fourth quarter of 2018 increased to $5.1 million, compared to $4.6 million in the same quarter in 2017. Gross profit margin for the fourth quarter of 2018 was approximately 77.4% of total revenues, compared to 76.1% in the same quarter in 2017. The improvement in gross profit margin is primarily attributable to allocation of fixed costs and overhead expenses on a higher volume of sales and increased efficiency and cost reduction in the production process.

Operating loss for the fourth quarter of 2018 decreased by 38.9% to $0.6 million, compared to $0.9 million in the same period in 2017.

Non-IFRS operating loss for the fourth quarter of 2018 decreased to $0.2 million, compared to $0.5 million in the same quarter in 2017. Non-IFRS operating loss excludes approximately $0.4 million in share-based payments; depreciation and amortization; change in provision for doubtful and bad debt; and expenses relating to reduction in manpower, compared to $0.4 million of similar expenses for the same quarter in 2017 (see “Use of Non-IFRS Measures” below). The improvement in the operating loss was primarily the result of increased revenues, as well as a decrease in research and development expenses, which was partially offset by an increase in selling and marketing expenses that support the Company’s continued growth, and in general and administrative expenses.

Net loss for the fourth quarter of 2018 decreased to $0.2 million, compared to $2.2 million in the same quarter in 2017.

Non-IFRS net loss for the fourth quarter of 2018 decreased to $0.4 million, compared to $1.4 million in the same quarter in 2017. Non-IFRS net loss excludes approximately $0.2 million in share-based payments; depreciation and amortization; change in provision for doubtful and bad debt; expenses relating to reduction in manpower; and loss (gain) from reevaluation of derivatives, compared to $0.8 million of similar expenses for the same quarter in 2017 (see “Use of Non-IFRS Measures” below).

As of December 31, 2018, the Company had cash and cash equivalents of $6.5 million. This does not include the proceeds of $14.7 million from the recently completed private placement.

Full Year 2018 Financial Results

Revenues for the full year ended December 31, 2018 increased by 16.8% to a record $24.2 million, compared to $20.7 million in 2017.

U.S. revenues for the full year ended December 31, 2018 increased by 19.1% to a record $17.6 million, compared to $14.8 million in 2017.

Gross profit for the full year ended December 31, 2018 increased to $18.5 million, compared to $15.7 million in 2017. Gross profit margin for the full year ended December 31, 2018 was 76.3%, compared to 75.8% in 2017.

Operating loss for the full year ended December 31, 2018 decreased by 46.6% to $3.1 million, compared to $5.8 million in 2017.

2

Non-IFRS operating loss for the full year ended December 31, 2018 decreased by 58.9% to $1.5 million, compared to $3.7 million in 2017. Non-IFRS operating loss excludes approximately $1.6 million in share-based payments; depreciation and amortization; change in provision for doubtful and bad debt; and expenses relating to reduction in manpower, compared to $2.2 million of similar expenses in 2017 (see “Use of Non-IFRS Measures” below). The improvement in the operating loss was primarily the result of increased revenues, as well as a decrease in research and development expenses, which was partially offset by an increase in selling and marketing expenses that support the Company’s continued growth, and in general and administrative expenses.

Net loss for the full year ended December 31, 2018 decreased to $1.7 million, compared to $5.3 million in 2017.

Non-IFRS net loss for the full year ended December 31, 2018 decreased to $2.6 million, compared to $6.9 million in 2017. Non-IFRS net loss excludes approximately $0.8 million in share-based payments; depreciation and amortization; change in provision for doubtful and bad debt; expenses relating to reduction in manpower; and gain from reevaluation of derivatives, compared to $1.6 million of similar expenses in 2017 (see “Use of Non-IFRS Measures” below).

Itamar Medical to Present at the Oppenheimer & Co. Healthcare Conference

Itamar Medical management will present at the Oppenheimer & Co. 29th Annual Healthcare Conference on Wednesday, March 20, 2019, in New York at 3:20 pm EDT. A live webcast will be available in the investors section of the Company’s website.

Use of Non-IFRS Measures*

In addition to disclosing financial results prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), this press release contains Non-IFRS financial measures for operating loss and net loss, which are adjusted from results based on IFRS to exclude: (i) share-based payments; (ii) depreciation and amortization; (iii) change in provision for doubtful and bad debt; (iv) expenses relating to reduction in manpower; and, in the case of net loss, (v) loss (gain) from reevaluation of derivatives. Management believes that the Non-IFRS financial measures provided in this press release are useful to investors’ understanding and assessment of the Company’s performance. Management uses both IFRS and Non-IFRS measures when operating and evaluating the Company’s business internally and therefore decided to make these Non-IFRS adjustments available to investors. The presentation of this Non-IFRS financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. For further details, see a reconciliation of operating loss and net loss on an IFRS basis to a Non-IFRS basis that is provided in the table that accompanies this press release.

About Itamar Medical Ltd.

Itamar Medical is engaged in research, development, sales and marketing of non-invasive medical devices for the diagnosis of respiratory sleep disorders with a focus on the cardiology market. The Company offers a Total Sleep Solution™ to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare costs. Its flagship PAT-based product, the WatchPAT™ device, is a home-use diagnostic device for sleep breathing disorders. It also offers the EndoPAT™ system, an FDA-approved device to test endothelial dysfunction and to evaluate the risk of heart disease and other cardiovascular diseases. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com

3

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the continued growth momentum in 2019 and beyond, we are using forward-looking statements. In addition, announced results for the fourth quarter and full year 2018 are preliminary, unaudited and subject to year-end audit adjustments. Because such statements deal with future events, they are subject to various risks, uncertainties and assumptions, including events and circumstances out of Itamar Medical's control and actual results, expressed or implied by such forward-looking statements, could differ materially from Itamar Medical's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks, uncertainties and assumptions discussed from time to time by Itamar Medical in reports filed with, or furnished to, the U.S. Securities and Exchange Commission (“SEC”) and the Israel Securities Authority (“ISA”), including the Company’s latest Form 20-F which is on file with the SEC and the ISA. Except as otherwise required by law, Itamar Medical undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contact

Itamar Medical Ltd.

Shy Basson

Chief Financial Officer

Phone: +972-4-617-7700

bshy@itamar-medical.com

Investor Relations Contact (U.S.)

Lazar Partners Ltd.

David Carey

Phone: 212-867-1762

dcarey@lazarpartners.com

*	The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

4

ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	December 31,
	2018	2017
	U.S. dollars in thousands
Assets
Current assets
Cash and cash equivalents	$6,471	$7,643
Investments in marketable securities	-	3,173
Trade receivables	6,549	5,362
Other receivables	1,018	685
Inventories	2,235	2,260
Total current assets	16,273	19,123

Non-current assets
Long-term restricted deposits and prepaid expenses	365	382
Long-term trade receivables	243	473
Property and equipment	1,213	1,022
Intangible assets	298	277
Total non-current assets	2,119	2,154
Total assets	$18,392	$21,277

Liabilities
Current liabilities
Trade payables	$1,517	$1,262
Short-term employee benefits	222	223
Current maturities of convertible notes	-	10,696
Short-term bank loan	5,000	-
Provisions	215	183
Accrued expenses	1,034	1,405
Other accounts payable	2,063	1,998
Total current liabilities	10,051	15,767

Non-current liabilities
Derivative instruments	442	2,875
Long-term employee benefits	159	310
Other long-term liabilities	1,052	948
Total non-current liabilities	1,653	4,133
Total liabilities	11,704	19,900

Commitments

Equity
Ordinary share capital	748	683
Additional paid-in capital	111,486	105,585
Capital reserve from marketable securities available-for-sale	-	113
Accumulated deficit	(105,546)	(105,004)
Total equity	6,688	1,377
Total liabilities and equity	$18,392	$21,277

5

ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Year Ended December 31,		Three Months Ended December 31,
	2018	2017	2018	2017
	U.S. dollars in thousands (except per share data)

Revenues	$24,189	$20,701	$6,582	$6,016
Cost of revenues	5,726	5,002	1,487	1,436
Gross profit	18,463	15,699	5,095	4,580
Selling and marketing expenses	12,699	12,140	3,457	3,135
Research and development expenses	3,638	4,129	877	1,191
General and administrative expenses	5,247	5,278	1,315	1,161
Total operating expenses	21,584	21,547	5,649	5,487
Operating loss	(3,121)	(5,848)	(554)	(907)
Financial income from cash and investments	244	1,591	7	188
Financial expenses from notes and loans	(1,161)	(4,884)	(200)	(1,003)
Gain (loss) from derivatives instruments, net	2,433	3,925	547	(456)
Financial income (expenses), net	1,516	632	354	(1,271)
Loss before taxes on income	(1,605)	(5,216)	(200)	(2,178)
Taxes on income	(124)	(85)	(14)	(39)
Net loss	$(1,729)	$(5,301)	$(214)	$(2,217)
Loss per share (in U.S. dollars):
Basic	$(0.01)	$(0.02)	$(0.00)	$(0.01)
Diluted	$(0.01)	$(0.02)	$(0.00)	$(0.01)

6

ITAMAR MEDICAL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Year Ended December 31,		Three Months Ended December 31,
	2018	2017	2018	2017
	U.S. dollars in thousands
Cash flows from operating activities
Net loss	$(1,729)	$(5,301)	$(214)	$(2,217)
Adjustments for:
Depreciation and amortization	481	509	130	148
Share-based payment	1,021	1,294	255	204
Capital gain from sale of property and equipment	-	(8)
Change in provision for doubtful and bad debt	104	147	(30)	10
Net financial cost	914	3,133	216	825
Loss (gain) from reevaluation of derivatives	(2,433)	(3,925)	(547)	455
Increase in trade receivables	(1,061)	(833)	(1,212)	(708)
Decrease (increase) in other accounts receivable	(330)	169	(51)	54
Increase in inventories	(340)	(711)	(68)	(249)
Increase (decrease) in trade payables	237	(66)	468	263
Increase in other accounts payable and accrued expenses	61	669	288	358
Increase (decrease) in employee benefits	14	67	(66)	(61)
Increase in provisions	32	16	22	6
Income tax expenses	124	85	73	39
Taxes paid during the period	(176)	(83)	(37)	-
Net interest received during the period	(802)	(1,344)	(92)	(2)
Net cash used in operating activities	(3,883)	(6,182)	(865)	(875)

Cash flows from investing activities
Sale of marketable securities	3,109	-	-	-
Purchase of property and equipment, intangible assets and capitalization of development expenditure	(310)	(296)	(157)	(49)
Increase in restricted long-term deposits	-	(22)	-	(9)
Net cash provided by (used in) investing activities	2,799	(318)	(157)	(58)

Cash flow from financing activities
Proceeds from issuance of shares, net of share issuance costs	5,209	-	-	-
Short-term bank credit	5,000	-	-	-
Repayment of convertible notes	(9,939)	(10,421)	-	-
Repayment of shareholders’ loans	(435)	-	-	-
Issuance of shares due to the exercise of stock options	80	97	55	-
Net cash provided by (used in) financing activities	(85)	(10,324)	55	-
Decrease in cash and cash equivalents	(1,169)	(16,824)	(967)	(933)
Cash and cash equivalents at beginning of period	7,643	23,358	7,462	8,549
Effect of exchange rate fluctuations on balances of cash and cash equivalents	(3)	1,109	(24)	27
Cash and cash equivalent balance at end of period	$6,471	$7,643	$6,471	$7,643
Non-cash financing activity- conversion of notes to a loan from related parties	$1,076	$-	$-	$-

7

ITAMAR MEDICAL LTD.

RECONCILIATIONS OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

	Year Ended December 31,		Three Months Ended December 31,
	2018	2017	2018	2017
	U.S. dollars in thousands

IFRS operating loss	$(3,121)	$(5,848)	$(554)	$(907)
Share-based payment	1,021	1,172	255	204
Depreciation and amortization	481	509	130	148
Change in provision for doubtful and bad debt	104	147	(30)	10
Expenses relating to reduction of manpower	-	332	-	32
Non-IFRS operating loss	$(1,515)	$(3,688)	$(199)	$(513)

IFRS net loss	$(1,729)	$(5,301)	$(214)	$(2,217)
Share-based payment	1,021	1,294	255	204
Depreciation and amortization	481	509	130	148
Change in provision for doubtful and bad debt	104	147	(30)	10
Expenses relating to reduction of manpower		332		32
Loss (gain) from reevaluation of derivatives	(2,433)	(3,925)	(547)	455
Non-IFRS net loss	$(2,556)	$(6,944)	$(406)	$(1,368)

8